
SEC MAIL PROCESSING SECTION
RECEIVED
MAR 19 2013
WASH, D.C.
193



SECU[illegible] 13030925 [illegible]SION
[illegible]ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 66651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Technology Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1530 Dunwoody Village Parkway, Suite 108

(No. and Street)

Atlanta	GA	30338
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Curran 770-396-2256

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY CPAS, P.C.

(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PKWY, STE 108-381	ATHENS	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cw

OATH OR AFFIRMATION

I, Jack Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Technology Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

Laura Jean Fay
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires Sept. 14, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL TECHNOLOGY SECURITIES, LLC

Table of Contents

WADE J BOWDEN & COMPANY CPAS P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Financial Technology Securities, LLC:

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Financial Technology Securities, LLC, (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Technology Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.


Wade J Bowden & Company

Athens, Georgia
February 26, 2013

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

CURRENT ASSETS:		
Cash	$	638,459
Commissions receivable		446,751
Cash deposits with clearing organizations		123,797
Total current assets		1,209,007
FURNITURE AND EQUIPMENT		54,073
Less accumulated depreciation		(54,073)
Furniture and equipment - net		-
TOTAL	$	1,209,007

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	81,401
Deferred revenue - current		764,043
Total current liabilities		845,444
MEMBER'S EQUITY		363,563
TOTAL	$	1,209,007

See Independent Auditors' Report and
Notes to Financial Statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

COMMISSIONS	$	3,838,081
SERVICES		1,250
	$	3,839,331
OPERATING EXPENSES:		
Commissions and execution		2,670,084
Salaries and wages		527,442
Taxes and licenses		205,117
Legal and professional fees		140,925
Travel and entertainment		86,280
Insurance		56,355
Marketing		48,274
Licenses and permits		34,056
Regulatory fine		30,000
Rent		25,029
Office		20,397
Dues and subscriptions		10,286
Telephone		7,572
Postage and delivery		4,992
Utilities		4,806
Depreciation and amortization		4,215
Internet service provider		1,198
Research		879
Bank charges		677
Miscellaneous		500
Total expenses	$	3,879,084
Loss before other income <expense>	$	(39,753)
OTHER INCOME <EXPENSE>		
Interest income		2,336
Interest expense		(2,356)
Charitable contributions		(2,625)
Net other expense	$	(2,645)
NET LOSS	$	(42,398)

See Independent Auditors' Report and
Notes to Financial Statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

MEMBER'S EQUITY, JANUARY 1	$	447,961
Net loss		(42,398)
Member's distributions		(42,000)
MEMBER'S EQUITY, DECEMBER 31	$	363,563

See Independent Auditors' Report and
Notes to Financial Statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES:		
Net loss	$	(42,398)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		4,215
Increase in commissions receivable		(113,126)
Increase in deposits with clearing organizations		(90,994)
Increase in accounts payable and accrued expenses		61,773
Increase in current deferred revenue		74,198
Net cash used by operating activities	$	(106,332)
INVESTING ACTIVITY - Purchase of computer equipment		(4,116)
FINANCING ACTIVITY - member distributions		(42,000)
NET DECREASE IN CASH	$	(152,448)
CASH AT BEGINNING OF YEAR		790,907
CASH AT END OF YEAR	$	638,459
SUPPLEMENTAL DISCLOSURES		
Interest expense and interest paid	$	2,356

See Independent Auditors' Report and
Notes to Financial Statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

Financial Technology Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and FINRA. The Company is a Georgia limited liability company (LLC).

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has singed a specific guarantee.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Depreciation and Amortization

Depreciation is computed on the same basis that the Company uses for its partnership income tax returns, on a tax basis. This basis encompasses using the modified accelerated cost recovery system (MACRS) using useful lives of five to seven years. The difference between the tax basis used and depreciation in accordance with generally accepted accounting principles was deemed immaterial.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED**

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. **COMMISSIONS RECEIVABLE**

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers. Commissions receivable for the year ended December 31, 2012 was $446,751.

3. **DEFERRED REVENUE**

Certain customers have prepaid commissions. These payments are recognized as revenue on a pro rata basis when the commission is actually earned by the Company. The prepayments are reflected as deferred revenue. Deferred revenue for the year ended December 31, 2012 was $764,043.

4. **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2012.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $361,087, which was $304,724 in excess of its required net capital of $56,363. The Company's percentage of aggregate indebtedness to net capital was 234.14%.

6. **COMMITMENTS**

The Company has obligations under operating leases with initial non-cancelable terms expiring in 2017. Aggregate annual rentals for office space at December 31, 2012 are as listed below:

Year Ending December 31:		
2013	$	23,762
2014		24,468
2015		27,392
2016		28,216
2017		19,183
	$	123,021

Rent expense for the year ended December 31, 2012 was $25,029.

7. **RELATED PARTY TRANSACTIONS**

The sole member's compensation was $138,734 for the year ended December 31, 2012 which is reflected on the statement of operations as salaries and wages. In addition the sole member received distributions of $42,000 which is reported on the statement of changes in member's equity.

8. **EXEMPTIVE PROVISION**

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

9. **FINRA SETTLEMENT**

On December 2, 2012, the Company and FINRA agreed to a censure and fine of $30,000 for the Company's failure to establish and enforce guidelines designed to ensure the delivery of official statements to custmoers purchasing offered municipal securities in secondary market transactions during the primary offering disclosure period, as required by MSRB Rule G-32. The amount is reflected on the statement of operations as regulatory fine.

FINANCIAL TECHNOLOGY SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 363,563
DEDUCTIONS AND/OR CHARGES:	
2% haircut on funds held with clearing firm	(2,476)
NET CAPITAL	$ 361,087
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	81,401
Deferred revenue	764,043
Total aggregate indebtedness	845,444
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required (6-2/3% of indebtedness)	56,363
Excess net capital	$ 304,724
Excess net capital at 1,000 percent	276,543
Percentage of aggregate indebtedness to net capital	234.14%

The only audit adjustment was to depreciation and accumulated depreciation. However, the the adjustments provide for no difference reported in the net capital, above, and the Company's net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2012.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY CPAS P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Member
Financial Technology Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 14 and 15 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Financial Technology Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Financial Technology Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Financial Technology Securities, LLC's management is responsible for the Financial Technology Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Wade J Bowden & Company

Athens, Georgia
February 26, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066651 FINRA DEC
FINANCIAL TECHNOLOGY SECURITIES LLC 14*14
FINTECH SECURITES
1530 DUNWOODY VILLAGE PKWY STE 105
ATLANTA GA 30338-4100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jack Curran (770) 396-2256

2. A. General Assessment (item 2e from page 2) $ 8,899

B. Less payment made with SIPC-6 filed (exclude interest) (4,294)
7/27/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,605

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,605

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,605

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FinTech Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 2nd day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030).	$ 3,841,666
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	274,294
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	5,250
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,354	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	2,354
Total deductions	281,898
2d. SIPC Net Operating Revenues	$ 3,559,768
2e. General Assessment @ .0025	$ 8899 (to page 1, line 2.A.)

WADE J BOWDEN & COMPANY CPAS P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Member
Financial Technology Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Financial Technology Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.



Athens, Georgia
February 26, 2013

FINANCIAL TECHNOLOGY SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2012 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

WADE J BOWDEN & COMPANY CPAS P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS


SEC MAIL PROCESSING
RECEIVED
MAR 19 2013
WASH. D.C.
193
SECTION

March 16, 2013

Securities Exchange Commission
Annual 17a-5 Audit
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam:

Please accept the enclosed amended audited financial statements for the following broker-dealers as required under Rule 17a-5 of the Securities Exchange Act:

1. Financial Technology Securities, LLC
2. Riverstone Wealth Management, Inc.
3. Commonwealth Advisors, LLC
4. Gentry Securities, LLC
5. Wordentrade, Inc.
6. Bond Lane Partners LLC
7. Spouting Rock Capital Advisors, LLC
8. Churchill Stateside Securities, LLC
9. Vara Securities, LLC
10. HedgeCo Securities, LLC
11. GLCA Securities, LLC
12. Wellford Capital Markets, LLC

As noted above these are amended filings, the original annual audits were filed on a timely basis pursuant to Rule 17a-5. The only change to the reports was to update the independent auditor's report on page 1 from an "unqualified opinion" to an "unmodified opinion" pursuant to newly implemented guidance from the AICPA. Additional copies will also be filed with regional SEC offices and FINRA.

Thank you and please contact me with any questions at 678-701-3040 or jdavies@volcpa.com.

Sincerely,

Jerome Davies

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM